UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Resource Capital Corp.
(Name of Issuer)

8.25% Series B Preferred Stock
(Title of Class of Securities)

76120W500
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	76120W500	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		2nd Market Capital Advisory Corp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.
NUMBER OF SHARES	5	SOLE VOTING POWER	365,677
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING	7	SOLE DISPOSITIVE POWER	365,677
PERSON WITH:	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		365,677
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.53%
12	TYPE OF REPORTING PERSON		IA

CUSIP No .	76120W500	Page 3 of 5

Item 1(a).	Name of Issuer:

Resource Capital Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

712 5th Avenue, 12th Floor
New York, NY 10019

Item 2(a).	Name of Person Filing:

2nd Market Capital Advisory Corporation

Item 2(b).	Address of Principal Business Office or, if None, Residence:

650 N. High Point Road
Madison, WI 53717

Item 2(c).	Citizenship:

U.S.

Item 2(d).	Title of Class of Securities:

8.25% Series B Preferred Stock

Item 2(e).	CUSIP Number:

76120W500

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	76120W500	Page 4 of 5

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

365,677

(b)	Percent of class:

6.53%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

365,677

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

365,677

(iv) Shared power to dispose or to direct the disposition of

CUSIP No .	76120W500	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

n/a

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

n/a

Item 8.	Identification and Classification of Members of the Group.

n/a

Item 9.	Notice of Dissolution of Group.

n/a

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 28, 2015

Signature:	/s/Ross T. Bowler
Name:	Ross T. Bowler
Title:	President